Filed by Nationwide Financial Services, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-12785
                        Subject Company: Provident Mutual Life Insurance Company


THE FOLLOWING ARE PRESS RELEASES DISSEMINATED BY NATIONWIDE FINANCIAL SERVICES, INC. ON AUGUST 1, 2002 AND AUGUST 2, 2002 WHICH CONTAIN INFORMATION REGARDING A BUSINESS COMBINATION TRANSACTION WITH PROVIDENT MUTUAL LIFE INSURANCE COMPANY:

PROVIDENT MUTUAL                                                      NATIONWIDE
INSURANCE AND FINANCIAL SERVICES

                                  NEWS RELEASE

Media Contacts:

Nationwide Financial
Bryan Haviland
Public Relations Officer
614-677-7767

Provident Mutual Life Insurance Company
Chuck Hall
Communication Leader
610-407-1162

August 1, 2002

        Pennsylvania Deputy Insurance Commissioner Issues Order Approving Provident Mutual's Demutualization Sponsored by Nationwide Financial

COLUMBUS, Ohio, and BERWYN, Pa., Aug. 1 /PRNewswire/ -- Executives from Nationwide Financial Services, Inc., (NYSE: NFS - News) and Provident Mutual Life Insurance Company (Provident) announced today that the Deputy Insurance Commissioner of the Commonwealth of Pennsylvania issued an Order on July 31, 2002, approving the Sponsored Demutualization Application filed by Provident and NFS.

Upon closing of the proposed transaction, Provident will become a wholly owned subsidiary of NFS and Provident's eligible members will receive consideration in the form of shares of NFS Class A common stock, cash or policy credits.

Provident will hold a Special Meeting of its members to consider and vote on two proposals -- one to adopt and approve the plan of conversion whereby Provident will convert from a mutual insurance company to a stock insurance company and merge with a subsidiary of NFS and the other to amend the articles of incorporation of Provident. Details about the special meeting, both proposals and the proposed transaction are explained in the joint proxy statement/prospectus which is expected to be mailed to eligible members during the week of August 12, 2002.

NFS will hold a Special Meeting of shareholders for the purpose of voting on a proposal to approve the issuance of shares of Class A common stock of NFS to certain eligible members of Provident in connection with the proposed transaction. NFS shareholders will also receive the joint proxy statement/prospectus.

If approved by Provident's eligible members and NFS shareholders, the transaction is expected to be completed on or about October 1, 2002.


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August 1, 2002
Page 2

Provident has established a Sponsored Demutualization Information Center with a toll-free number (1-866-541-9692) for eligible members. Information about this service along with answers to frequently asked questions will be provided in the August mailing.

Robert W. Kloss, chairman, president and chief executive officer for Provident, said, "We're pleased the Pennsylvania Deputy Insurance Commissioner has issued the Order approving the sponsored demutualization. The proposed sponsored demutualization is an excellent opportunity for Provident and its policyholders, and we expect strong approval when the vote is taken."

"As we've stated before, we believe that Provident is an excellent strategic fit for our companies and the merger will assist in achieving our business strategies and goals," said Joseph J. Gasper, president and chief operating officer for NFS. "We also believe the sponsored demutualization is in the best interests of both Provident policyholders and Nationwide Financial shareholders."

Columbus-based Nationwide Financial Services, Inc. is the holding company for the retirement savings and income operations of Nationwide Mutual Insurance Company. NFS is a leading provider of annuities, life insurance, retirement plans, mutual funds, and other financial services to individuals and institutional clients. The major operating subsidiary of NFS is Nationwide Life Insurance Company, the country's seventh-largest life insurer./1/

Provident Mutual Life Insurance Company, based in Berwyn, PA, specializes in marketing asset accumulation, wealth preservation, life insurance, retirement and investment products to the affluent and business markets. Provident also has a substantial presence in Newark, DE, where its service and technology center is operated.

/1/  Source -- A.M. Best, based on December 31, 2001 assets.

PROVIDENT MUTUAL                                                      NATIONWIDE
INSURANCE AND FINANCIAL SERVICES

                                  NEWS RELEASE

Media Contacts:

Nationwide Financial
Mark A. Mills
614-249-5759

Provident Mutual
Chuck Hall
Communication Leader
610-407-1162

August 2, 2002

  Registration Statement for Nationwide Financial's Sponsored Demutualization of Provident Mutual Declared Effective; Dates for Special Meetings Set

COLUMBUS, Oh. / BERWYN, Pa. -Nationwide Financial Services, Inc., (NYSE: NFS) today announced that the registration statement on Form S-4 for NFS' sponsored demutualization of Provident Mutual Life Insurance Company (Provident) has been declared effective by the Securities and Exchange Commission. The registration statement includes the joint proxy statement/prospectus which is expected to be mailed to eligible members of Provident and NFS shareholders during the week of August 12. Provident and NFS also set dates for the companies to hold Special Meetings of their members and shareholders, respectively, seeking approval of the proposed transaction.

The joint proxy statement/prospectus includes the notice of a Special Meeting of members to be held at Provident's offices in Berwyn, PA on September 24, 2002, at 9:00 a.m., Eastern time, to consider and vote on two proposals - one to adopt and approve the plan of conversion, the other to amend the articles of incorporation of Provident. Details of both proposals and the transaction are explained in the joint proxy statement/prospectus.

Provident has established a Sponsored Demutualization Information Center with toll-free number for eligible members. Information about this service along with answers to frequently asked questions will be provided in the August mailing.

The joint proxy statement/prospectus also includes the notice of a Special Meeting of shareholders of NFS to be held at One Nationwide Plaza, Columbus, Ohio, on September 13, 2002, at 3:00 p.m., Eastern time, for the purpose of voting on a proposal to approve the issuance of shares of Class A common stock of NFS to certain eligible members of Provident in connection with the proposed sponsored demutualization. Details of the proposal and the transaction are explained in the joint proxy statement/prospectus.

If approved by Provident's members and NFS' shareholders, and if all other conditions in the merger agreement relating to the proposed sponsored demutualization are satisfied, the transaction is expected to be completed on or about October 1, 2002.

The joint proxy statement/prospectus in definitive form filed with the Securities and Exchange Commission in connection with the transaction contains important information regarding the transaction and we urge members of Provident and shareholders of NFS to read it and any other relevant documents in their entirety. A free copy of the proxy statement/prospectus and other documents, including information about NFS' directors and officers and their beneficial interests in the Class A common stock of NFS, is available at the Securities and Exchange Commission's web site at http://www.sec.gov. You can obtain information about Provident on its web site, the address of which is www.providentmutual.com. In addition, documents filed by NFS with the Securities and Exchange Commission can be obtained by contacting NFS at the following address: Nationwide Financial, Investor Relations, One Nationwide Plaza, Columbus, OH 43215-2220.

Columbus-based Nationwide Financial Services, Inc. is the holding company for the retirement savings and income operations of Nationwide Mutual Insurance Company. NFS is a leading provider of annuities, life insurance, retirement plans, mutual funds, and other financial services to individuals and institutional clients. The major operating subsidiary of NFS is Nationwide Life Insurance Company, the country's seventh-largest life insurers/1/.

Provident Mutual Life Insurance Company, based in Berwyn, PA, specializes in marketing asset accumulation, wealth preservation, life insurance, retirement and investment products to the affluent and business markets. Provident also has a substantial presence in Newark, DE, where its service and technology center is operated.

/1/ Source -- A.M. Best, based on December 31, 2001 assets.

Forward Looking Information

The information included herein contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the results of operations and businesses of Nationwide Financial Service, Inc. (the "Company"). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated or projected, forecast, estimated or budgeted in such forward looking statements include, among others, the following possibilities: (i) changes in Nationwide Corporation's control of the Company through its beneficial ownership of approximately 97.5 percent of the combined voting power of all the outstanding common stock and approximately 79.8 percent of the economic interest in the Company; (ii) the Company's primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the Company's subsidiaries to pay such dividends;
(iii) the potential impact on the Company's reported net income that could result from the adoption of certain accounting standards issued by the Financial Accounting Standards Board; (iv) tax law changes impacting the tax treatment of life insurance and investment products; (v) the repeal of the federal estate tax; (vi) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors; (vii) adverse state and federal legislation and regulation, including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements;
(viii) failure to expand distribution channels in order to obtain new customers or failure to retain existing customers; (ix) inability to carry out marketing and sales plans, including, among others, changes to certain products and acceptance of the revised products in the market; (x) changes in interest rates and the stock markets causing a reduction of investment income or asset fees, reduction in the value of the Company's investment portfolio or a reduction in the demand for the Company's products; (xi) general economic and business conditions which are less favorable than expected; (xii) unanticipated changes in industry trends and ratings assigned by nationally recognized statistical rating organizations, and (xiii) inaccuracies in assumptions regarding future persistency, mortality, morbidity and interest rates used in calculating reserve amounts.

The Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement including a prospectus relating to the shares of Class A common stock of the Company to be issued in the proposed transaction. WE URGE INVESTORS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors can obtain a copy of the prospectus and other documents filed by the Company free of charge at the SEC's web site, www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., whose address is 20 Broad Street, New York, N.Y. 10005, where certain securities of the Company are listed. You can also obtain information about the Company on its web site, the address of which www.nationwidefinancial.com. You can obtain information about Provident Mutual on its web site, the address of which is www.providentmutual.com. In addition, documents filed by the Company with the SEC can be obtained by contacting the Company at the following address: Nationwide Financial, Investor Relations, One Nationwide Plaza, Columbus, OH 43215.